Press Release

Loncor Gold Announces the Closing of its Brokered Private Placement for Gross Proceeds
of C$9.4 Million

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR
DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES

Toronto, Canada - May 23, 2025 - Loncor Gold Inc. ("Loncor" or the "Company") (TSX: LN; OTCQX: LONCF; FSE: LO5) is pleased to announce the closing of its previously announced "best efforts" private placement (the "Offering") for aggregate gross proceeds of C$9,400,000, which includes the full exercise of the agent's option for gross proceeds of C$1,400,000. Under the Offering, the Company sold 17,090,910 units of the Company (the "Units") at a price of C$0.55 per Unit.

Each Unit consists of one common share of the Company (each, a "Common Share") and one-half of one Common Share purchase warrant of the Company (each whole warrant, a "Warrant"). Each whole Warrant entitles the holder to purchase one Common Share at a price of C$0.80 at any time on or before May 23, 2028.

Red Cloud Securities Inc. ("Red Cloud") acted as sole agent and bookrunner in connection with the Offering. In consideration for its services, Red Cloud received aggregate cash commissions and advisory fees of C$503,999 and 877,562 broker warrants of the Company (the "Broker Warrants"). Each Broker Warrant is exercisable for one Common Share at a price of C$0.61 per Common Share at any time on or before May 23, 2028.

In accordance with National Instrument 45-106 - Prospectus Exemptions ("NI 45-106"), the Units were sold to purchasers resident in Canada pursuant to the listed issuer financing exemption under Part 5A of NI 45-106 and to purchasers outside of Canada (including to purchasers resident in the United States pursuant to one or more exemptions from the registration requirements of the United States Securities Act of 1933, as amended). The securities underlying the Units sold to purchasers resident in Canada will be immediately freely tradeable under applicable Canadian securities legislation.

The Company intends to use the net proceeds of the Offering for the continued exploration and advancement of the Company's Imbo Project located in the Ngayu Greenstone Belt in the northeast of the Democratic Republic of the Congo, as well as for general corporate purposes.

The securities offered in the Offering have not been, and will not be, registered under the United States Securities Act of 1933 (the "U.S. Securities Act"), as amended, or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Offering remains subject to the final approval of the Toronto Stock Exchange.

About Loncor Gold Inc.

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Gold Belt in the northeast of the Democratic Republic of the Congo (the "DRC"). The Loncor team has over two decades of experience of operating in the DRC. Loncor's growing resource base in the Ngayu Belt is focused on the Imbo Project where the Adumbi deposit holds an indicated mineral resource of 1.88 million ounces of gold (28.185 million tonnes grading 2.08 g/t gold), and the Adumbi deposit and two neighbouring deposits hold an inferred mineral resource of 2.090 million ounces of gold (22.508 million tonnes grading 2.89 g/t Au), with 84.67% of these resources being attributable to Loncor. Following a drilling program carried out by the Company at the Adumbi deposit in 2020 and 2021, the Company completed a Preliminary Economic Assessment ("PEA") of the Adumbi deposit and announced the results of the PEA in December 2021.

Additional information with respect to Loncor and its projects can be found on Loncor's website at www.loncor.com.

Cautionary Note Concerning Forward-Looking Information

This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resource estimates and exploration and development plans) are forward-looking information. In particular, this press release contains forward-looking information relating to, among other things, the intended use of proceeds of the Offering. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, the possibility that future exploration (including drilling) or development results will not be consistent with the Company's expectations, risks related to the exploration stage of the Company's properties, uncertainties relating to the availability and costs of financing needed in the future, the possibility that drilling programs will be delayed, failure to establish estimated mineral resources (the Company's mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), changes in world gold markets or equity markets, political developments in the DRC, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 31, 2025 filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

For further information, please visit our website at www.loncor.com or contact:

John Barker, CEO, +44 7547 159 521

Arnold Kondrat, Executive Chairman, +1 416 366 7300